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Filed by SBC Communications Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.
Commission File No.: 1-01105

February nn, 2005

Legislator Name
Legislative Office Building
Hartford, CT 06105

Dear Name:

        You no doubt saw the news coverage yesterday announcing SBC's merger with AT&T. All of us at SBC are excited about the news and look forward to the opportunities that a combined company will bring.

        No one would have guessed that such a merger could happen a decade ago. But over the last ten years, the telecommunications industry has undergone dramatic change as competition and new technologies have fundamentally reordered the industry and presented consumers and businesses with ever more choices.

        An article from last week's New York Times does an excellent job of explaining these changes and what the future holds for the industry and consumers. I've attached a copy for your review.

        If you have any questions or concerns about the announcement or any of the material covered in the article, I hope that you will, as always, not hesitate to contact me.

Sincerely,

John R Emra

In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the "SEC"). Investors are urged to read the registration statement and other materials when they are available because they contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC's Internet site (www.sec.gov). These documents may also be obtained for free from SBC's Investor Relations web site (www.sbc.com/investor  relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78258. Free copies of AT&T Corp.'s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

        SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC's directors and executive officers is available in SBC's proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.'s directors and executive officers is available in AT&T Corp.'s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004. Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

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Cautionary Language Concerning Forward-Looking Statements

        Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of SBC's and AT&T's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in SBC's filings with the Securities and Exchange Commission ("SEC"), which are available at the SEC's Web site http://www.sec.gov. SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

        This document may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC's Web site at www.sbc.com/investor  relations.

[THE NEW YORK TIMES LOGO]

Friday, January 28, 2005

Dial M for Merger

By Ken Belson

        If SBC Communications succeeds in buying its former parent, AT&T, the reunion of two players in the old Bell system could set off another round of mergers in the rapidly consolidating phone industry. In other industries, a dwindling number of players typically means fewer choices and higher prices for consumers.

        Yet in the telecommunications industry, technology is turning that logic on its head. Cellphones, highspeed Internet connections and video—not plain old phone lines—now determine the winners and losers in today's market. Cable providers and a host of new businesses that barely existed a few years ago can easily provide those services just as well as old-line phone companies.

        According to executives close to the deal, AT&T and SBC, the secondlargest regional phone company, could reach agreement as early as next week. But even if the talks stall, the industry reformation is likely to continue apace.

        For most consumers, the spread of these technologies has reduced prices on services and will continue to do so in the coming years, albeit more slowly. Per-minute rates for cellphone calls have fallen from 56 cents in 1996 to 11 cents last year, according to J. D. Power & Associates. The price of long-distance calls has dropped just as sharply. Competition between new technologies has made it possible for consumers to get more for their money with unlimited calling plans, video on computers and ever-faster Internet connections.

        "Consumers have clearly won as real competition and the threat of future competition has developed," said Jeffrey Halpern, a telecommunications industry analyst at Sanford C. Bernstein & Company. "It took the development of Internet phones and wireless to even the playing field with the Bells."

        Few people envisioned this technological free-for-all in 1996 when Congress last overhauled regulations on the telecommunications industry.

        Yet less than a decade after the federal law was enacted, consumers are seeing a convergence of services barely imagined then, as television moves onto cellphones and e-mail moves from computers to televisions.

        Cable companies now sell phone lines and the Bells are making plans to enter the television industry.

        Meanwhile, Vonage, an upstart from New Jersey, offers unlimited local and long-distance Internet-based phone calls for $25 a month. And millions now buy mobile phone service from resellers like Virgin Mobile, which do not even own radio spectrum.

        Technology is not just realigning the players on the chessboard, it is erasing some of the biggest and best-known companies altogether. Regardless of whether AT&T is bought in the near future, that the company that created phone service in America could be for sale suggests how fast the industry has changed.

        In the 1990's, phone lines into consumers' homes were still considered the industry's mainstay. Now, they are "dumb pipes" that are conduits for broadband Internet access, video and other services. Wireless products are bypassing phone-line wall jacksaltogether.

        "Consumers want bundled packages of services from a company they know and trust," said Edward Whitacre, SBC's chairman and chief executive, in an interview late last year.

        Still, there will be losers in the industry realignment. Consumers are increasingly being pushed to buy bundles of services that, while discounted, can still cost hundreds of dollars a month. And customers in search of just a local phone line may not enjoy big savings.

        Gene Kimmelman, a senior director of public policy at Consumers Union, which publishes Consumer Reports, for one, argues that the sale of AT&T would mark "the end of the era of cutthroat long-distance competition and growing local competition."

        Yet regulators are unlikely to block a deal between SBC and AT&T. In recent years, the Justice Department has approved several large mergers, signaling its intention to let the Bells, wireless carriers and cable companies get even larger. The logic appears to be that the cable industry and mobile phone carriers are a sufficient counterweight to the Bells.

        By swallowing its former parent, SBC would in some sense be reassembling a portion of the former Bell System, only this time it would stand among other oligopolies.

        For AT&T, a collapse of the merger talks would also mean the risk of continuing to die a slow death. The company is ensnarled in a seemingly endless price war as new Internet technology drives down the cost of phone and data services. It expects sales to fall a staggering 15 percent, or by $5 billion, next year. Few companies can survive for long with sales shrinking that rapidly. AT&T shares closed yesterday at $19.60, up $1.15; SBC closed at $23.67, down 91 cents.

        "A Fortune 500 shrinking 15 percent a year is not natural," said Scott Cleland, an analyst at the Precursor Group. "The pressure here is coming from a oncein-a-hundred-years technology that makes it dramatically cheaper to offer voice and data."

        Internet and wireless technology, in fact, make it likely that consumers will continue to win regardless of what happens to AT&T. For example, Verizon customers in New York who pay $163 a month receive unlimited local and long-distance calls, a broadband connection, a basic television satellite plan and a national cellphone service. Those products bought separately in 1995 would have cost $142, but would not have included an Internet connection, let alone a broadband line.

        In aggregate, consumers are spending more, but they are also receiving more. Since 2000, household spending on communications has jumped 33.8 percent, to $164.91 from $123.23, according to TNS Telecoms, a market research firm. Most of the increase has come because consumers are spending more on wireless phone and high-speed Internet services, each of which has doubled in the last four years.

        But consumers get far more for their higher bills. About a third of American homes now have broadband lines that offer unlimited access to the Internet. A typical broadband line is also 25 times faster than a dial-up connection. In a battle for customers, cable and phone companies are now doubling and tripling their speeds at no extra cost.

        The same is true for cellphone services. Wary of scaring off consumers, carriers are throwing more minutes at them. Cingular Wireless now lets consumers roll over their unused minutes to the next month, while T-Mobile offers 1,000 monthly minutes for a flat rate of $46.

        The discounts have made it cheaper to talk. Since 1997, the average number of minutes used by consumers has risen by 362 percent, according to the Cellular Telecommunications and Internet Association.

        Cellphone carriers are also discounting their handsets, which are lighter, smaller and capable of sending e-mail, snapping photos and playing music. Thanks to bigger networks, coverage has also improved.

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        "On the whole, consumers are saving money," said Charles White, a vice president at TNS Telecoms. The danger, he said, is that some consumers who buy bundles of services may not use all of them.

        Even for consumers who only want a phone on the wall, prices continue to edge lower. Residential spending per month on fixed-line phones has dipped 16 percent since 2000, to $47.22. The price pressure has come from resellers of local phone services like AT&T, and from lower long-distance calls. And now that AT&T no longer markets its services to residential customers, cable companies like Cox and Comcast are stepping in to take its place.

        With all these new alternatives, consumers may not miss AT&T if it is acquired. The company's stature has steadily eroded since its break up in 1984. First, rivals like MCI and Sprint cut into AT&T's once-dominant share of the long-distance market. Since 1996, the Bell companies have entered that market, and growth in wireless and Internet-based phones have eroded its business further.

        Regulators and the courts have played a hand, too. Last year, the Bells won the right to raise the rates they charge AT&T and other resellers that want to use the Bells' networks to sell local phone service. As a result, AT&T said it would withdraw from that market. If AT&T is subsumed into SBC or another Bell company (Verizon Communications and BellSouth may bid for the company, too, analysts say), it is likely to live on as the business division of a bigger parent. In seeking shelter under the wing of an offspring, AT&T could continue focusing on big corporate clients.

        "The AT&T brand still has significant value," said Richard Nespola, the chief executive of the Management Network Group, an industry consultant. "Ma Bell is just looking for a new home."

        Saul Hansell contributed reporting for this article.

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